UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For: July 10, 2025

MAG Silver Corp.

(SEC File Number: 001-33574)

#801 – 815 Hastings St. W., Vancouver, BC V6C 1B4

Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐        Form 40-F ☒

EXHIBIT INDEX

Exhibits

99.1	Report of Voting Results

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAG Silver Corp.

Date: July 11, 2025	"George Paspalas"
GEORGE PASPALAS
President & CEO